UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-33961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS

PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hill International, Inc.

303 Lippincott Centre

Marlton, NJ 08053

REQUIRED INFORMATION

The following financial statements of Hill International, Inc. 401(k) Retirement Savings Plan are being filed herewith:

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Hill International, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hill International, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

JENNIFER L. ANDERSON LLC

Moorestown, New Jersey

June 24, 2010

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008
ASSETS
Investments, at fair value:
Interest-bearing cash	$1,489,942	$1,823,474
Mutual funds	24,393,236	15,500,407
Common stock	3,941,235	2,296,979
Funds held in insurance company general account	5,417,014	5,012,694
Participant notes receivable	655,655	770,336

Total investments	35,897,082	25,403,890

Receivables:
Employer’s contribution	—	153,812
Participants’ contributions	—	52,144

	—	205,956

TOTAL ASSETS	35,897,082	25,609,846

LIABILITIES

Excess contributions payable	—	—

TOTAL LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	35,897,082	25,609,846
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(47,850)	13,117

NET ASSETS AVAILABLE FOR BENEFITS	$35,849,232	$25,622,963

See accompanying notes.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2009

ADDITIONS
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,750,240
Interest on participant loans	44,332
Interest	172,484
Dividends and capital gains	346,164

6,313,220

Contributions:
Employer	1,523,306
Participants	4,974,200
Other (including rollovers)	327,434

6,824,940

TOTAL ADDITIONS	13,138,160

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	2,911,056
Other expenses	835

TOTAL DEDUCTIONS	2,911,891

NET INCREASE	10,226,269
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	25,622,963

END OF YEAR	$35,849,232

See accompanying notes.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of Hill International, Inc. 401(k) Retirement Savings Plan (the “Plan”) are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted net share values that are based on the underlying market value of the investments. Hill International, Inc. common stock is valued at the quoted market price. Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Participant notes receivable are valued at their outstanding balances, which approximates fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Investment Contract with Insurance Company

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present both the fair value of the investment contracts as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by Hill International, Inc. (the “Sponsor”).

Payment of Benefits

Benefit payments are recorded upon distribution.

NOTE 2 – DESCRIPTION OF PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all domestic employees of the Sponsor who have thirty days of service and are age twenty-one or older. The Plan is voluntary. It is subject to the

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009

provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees of the Sponsor may participate in the Plan once the employee has completed thirty days of credited service and has attained age 21. After meeting the requirements, the employee can begin participating on the next entry date. Through March 31, 2010, the entry dates were January 1, April 1, July 1, and October 1. Effective April 1, 2010, the employee can begin participating on the first day of the month coinciding with or next following the date on which the employee meets the requirements.

Contributions

Each participant, if eligible, may contribute pre-tax annual compensation up to a maximum of $22,000 per plan year, which includes both pre-tax and “catch-up” deferrals. The limit may change each year to correspond with the Internal Revenue Code. The Sponsor contributes fifty cents for every dollar contributed up to a maximum of six percent of gross wages. The percentage of the matching contribution is determined by the Sponsor’s Board of Directors on an annual basis. Half of the Sponsor’s contribution is used for open market purchases of the Sponsor’s common stock. Contributions to the Plan by highly compensated employees are limited to certain employee deferral percentage relationships. Plan assets are maintained at Prudential Financial, Inc. and are invested at the election of the participants.

Participant Accounts

The plan includes an automatic deferral feature. The amount that is automatically contributed to eligible employees’ accounts is equal to 3% of compensation unless the employee selects an alternative deferral amount or elects not to defer under the plan. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Sponsor’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100 percent vested in both employee contributions and employer match.

Investment Options

Participants may designate how Plan contributions are to be invested in any combination of the following mutual funds held by the Trustee: Prudential Guaranteed Interest Account, Prudential Dryden Government Securities Trust Money Market Fund Series D, Prudential Jennison Midcap Growth Fund A, Prudential Dryden Stock Index Fund Z, Prudential PIMCO Total Return A, John Hancock Large Cap Equity Fund, Oppenheimer Global Opportunities Fund A, Invesco Ltd. AIM Charter Fund A, Van Kampen Small Cap Value Fund A, American Funds Growth Fund of America, American Funds Investment Company of America Fund A, Lord, Abbet & Co. LLC Lord Abbet Equity Fund A, MFS Total Return Fund A, Eaton Vance Large Cap Value Fund A and American Funds Amcap Fund. Hill International, Inc. common stock is also an investment option of the Plan. The Plan does not allow more than 50% of a participant’s ongoing contributions to be allocated to Hill International, Inc. common stock.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009

Participant Loan Receivable

Subject to the Administrator’s approval, a participant may elect to borrow from the plan an amount, which may not exceed $50,000 or 50% of the participant’s account balance, whichever is less. These interest-bearing loans are secured by the participant’s account and are repaid through payroll deductions. Loans may not exceed beyond five years unless they are used to buy a participant’s principal residence. Interest is charged based on the prime rate of interest as reflected by local banks, as set forth in the plan agreement.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), retirement, or attainment of age 59 1/2. Distribution may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, the participants’ accounts would be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code (“IRC”).

NOTE 3 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Savings Plan has a fully benefit-responsive investment contract with the Prudential Insurance Company of America (“Prudential”). Prudential maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the statements of net assets available for benefits at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. Interest is credited on contract balances using an old money/new money or “bucketed” approach. Under this methodology, different interest crediting rates are applied to contributions based on the calendar quarter in which the contributions were made. An interest crediting rate (“New Money Rate”) is established at the beginning of each calendar quarter. The New Money Rate is applied to all contributions made to the product during that quarter. Four New Money Rates and corresponding buckets are established each year. These New Money Rates are guaranteed through December 31 of the following calendar year. Upon the expiration of the New Money Rate guarantees, the rates for each of these buckets are reset and are then known as “Old Money Rates”. Old Money Rates for each bucket are reset on an annual basis thereafter. The minimum crediting rate under the contract is 3.00%. Withdrawals and transfers out are made on a pro-rata basis from all buckets.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009

	2009	2008
Average yields:
Based on annualized earnings (1)	3.27%	3.52%
Based on interest rate credited to participants (2)	3.27%	3.52%

(1)	Computed by dividing the earnings credited to the plan on the last day of the plan year by the end of the plan year Fair Value and then annualizing the results.
(2)	Computed by dividing the earnings credited to the participants on the last day of the plan year by the end of the plan year Fair Value and then annualizing the results.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

That framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Fair Value Measurements

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Fair Value Measurements

Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Interest bearing cash: These funds represent money market funds which are valued at the net asset value of shares held by the Plan at year end.

Mutual funds and common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Funds held in insurance company general account: These funds represent guaranteed investment contracts (see Note 3). Guaranteed investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Participant loans: Valued at amortized cost, which approximates fair value.

While the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value at December 31, 2009
Plan Assets:	Level 1	Level 2		Level 3		Total
Interest-bearing cash	$1,489,942	$		$		$1,489,942
Mutual funds:
Mid Cap Stock – Growth	1,194,846					1,194,846
Large Cap Stock – Blend	5,921,505					5,921,505
Large Cap Stock – Growth	5,481,104					5,481,104
Global Stock – Growth	4,171,111					4,171,111
Fixed Inc – Intermediate Bond	1,299,765					1,299,765
Small Cap Stock –Value	2,317,198					2,317,198
Balanced Value	2,024,523					2,024,523
Large Cap Stock – Value	1,983,184					1,983,184
Common stock	3,941,235					3,941,235
Funds held in insurance company			5,417,014			5,417,014
Participant notes receivable					655,655	655,655

Total assets at fair value	$29,824,413		$5,417,014		$655,655	$35,897,082

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009

The table below sets forth a summary of the changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance, beginning of year	$770,336
Purchases, sales, issuances and settlements, net	(114,681)

Balance, end of year	$655,655

NOTE 5 – INVESTMENTS

During 2009, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common Stock	$534,547
Mutual funds	5,215,693

$5,750,240

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2009	2008
Prudential Guaranteed Interest Account	$5,369,164	$5,025,811
Prudential Dryden Stock Index Fund Z	2,049,731	1,506,740
Prudential Dryden Gov Sec MM Ser D	*	1,823,474
John Hancock Large Cap Equity	1,847,095	*
Oppenheimer Global Opportunities Fund A	4,171,111	2,022,011
Growth Fund of America	2,543,034	1,641,643
MFS Funds Total Return Fund A	2,024,523	*
Eaton Vance Large Cap Val A	1,983,184	1,657,579
Hill International, Inc. Common Stock	3,941,235	2,296,979
Van Kampen Small Cap Value A	2,317,198	1,547,156

* amount does not exceed 5% of the Plan’s net assets at the specified date.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009

NOTE 6 – RELATED PARTIES AND PARTIES IN INTEREST TRANSACTIONS

As of December 31, 2009, the Plan owned 631,608 shares of the Sponsor’s common stock with a fair value of $3,941,235, and as of December 31, 2008, the Plan owned 326,275 shares of the Sponsor’s common stock with a fair value of $2,296,979. The Sponsor does not pay dividends on its common stock. In addition, the plan has the following investments at fair value in funds managed by Prudential, the Plan’s trustee. Prudential maintains the investments in registered investment companies:

	December 31,
	2009	2008
Prudential Guaranteed Interest Account	$5,369,164	$5,025,811
Prudential Dryden Govt Sec Trust MM Ser D	1,489,942	1,823,474
Prudential Jennison Value Fund A	—	812,998
Prudential Jennison Midcap Growth Fund A	1,194,846	—
Prudential Dryden Stock Index Fund Z	2,049,731	1,506,740
Prudential AIM Charter Fund A	1,342,803	—
Prudential John Hancock Large Cap Equity	1,847,095	—
Prudential Oppenheimer Global Opportunities A	4,171,111	—
Prudential PIMCO Total Return A	1,299,765	—
Prudential Van Kampen Small Cap Value A	2,317,198	—
Prudential Growth Fund of America	2,543,034	—
Prudential Investment Company of America	1,320,051	—
Prudential MFS Total Return Fund A	2,024,523	—
Prudential Eaton Vance Large Cap Value A	1,983,184	—
Prudential Amcap Fund	1,090,975	—
Prudential Lord Abbet Equity Fund A	1,208,920	—

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$35,849,232	$25,622,963
Employer’s and participants’ contributions receivable	—	(205,956)

Net assets available for benefits per Schedule H of Form 5500	$35,849,232	$25,417,007

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009

The following is a reconciliation of participants’ contributions per the financial statements for the year ended December 31, 2009 to Schedule H of Form 5500:

Employer’s and Participants’ contributions per the financial statements	$6,824,940
Plus: Employer and participant contributions receivable at December 31, 2008	205,956

Employer’s and Participants’ contributions per Schedule H of Form 5500	$7,030,896

NOTE 8 – INCOME TAX STATUS

The plan received a favorable determination letter from the Internal Revenue Service dated March 31, 2008, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 10 – SUBSEQUENT EVENTS

The Plan has been amended effective April 1, 2010. For the purposes of elective deferrals, the entry date will be the first of the month coinciding with or next following the date the participant satisfies the eligibility requirements. The eligibility requirements of 21 years of age and completing one month of service, remains the same.

Hill International, Inc. 401(k) Retirement Savings Plan

Year Ended December 31, 2009

EIN # 20-0953973

PLAN # 003

Schedule H, Line 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

a. Parties in interest	b. Identity of issuer, borrower, lessor, or similar party	c. Description of investment	d. Cost	e. Current value
	Interest Bearing Cash
*	Prudential Money Market Fund	Dryden Government Securities Trust Money Market Fund – Series D	**	$1,489,942

	Mutual Funds
*	Prudential Mutual Funds	Jennison Midcap Growth Fund A	**	1,194,846
*	Prudential Mutual Funds	Dryden Stock Index Fund Z	**	2,049,731
*	Prudential Mutual Funds	PIMCO Total Return A	**	1,299,765
	John Hancock	John Hancock Large Cap Equity	**	1,847,095
	Oppenheimer Funds	Global Opportunities Fund A	**	4,171,111
	Invesco Ltd.	AIM Charter Fund A	**	1,342,803
	Van Kampen Funds	Van Kampen Small-Cap Value Fund A	**	2,317,198
	American Funds	Growth Fund of America	**	2,543,034
	American Funds	Investment Co of America A	**	1,320,051
	Lord, Abbet & Co. LLC	Lord Abbet Equity Fund A	**	1,208,920
	MFS Funds	MFS Total Return Fund A	**	2,024,523
	Eaton Vance Large Cap Value A	Eaton Vance Large Cap Value A	**	1,983,184
	American Funds	Amcap Fund	**	1,090,975

	Total mutual funds			24,393,236

	Common Stock
*	Hill International, Inc.	Common Stock	**	3,941,235

	Funds Held in Insurance Company
*	The Prudential Insurance Co of Amer	Guaranteed Interest Account	**	5,369,164

	Loans to Participants
	Participant notes receivable, with interest rates of 3.25% to 9.25% maturing through 2016		—	655,655

	Total investments per Schedule H, Line 4i			35,849,232
	Adjustment from contract value to fair value for Guaranteed Interest Account			47,850

	Total investments per financial statements			35,897,082

*	Indicates party-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Dated: June 24, 2010	By:	/s/ Catherine H. Emma
Printed Name: Catherine H. Emma
Title: Plan Administrator

Hill International, Inc. 401(k) Retirement Savings Plan

Annual Report on Form 11-K

For the Year Ended December 31, 2009

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Jennifer L. Anderson LLC